Mail Stop 3561

December 4, 2006

Steven P. Wyandt
Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

> **Re: Nitches, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 7, 2006**
> **File No. 0-13851**
>
> **Form 10-Q for Fiscal Quarter Ended May 31, 2006**
> **Filed July 21, 2006**
> **File No. 0-13851**

Dear Mr. Wyandt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. We note that you are soliciting the shareholders' consent to and ratification of the issuance of 600,000 shares of your common stock for the acquisition of the Home Décor business assets of Taresha, LLC. Since the 600,000 common shares were issued to acquire assets of a going business, it appears that Item 14 of Schedule 14A is applicable. Please revise your document accordingly, or explain to us why

you believe disclosure is not required. We may have further comment upon review of your response.

2. Please expand your disclosure to discuss how the acquisition, including the shares of common stock already issued as consideration, will be treated should you fail to obtain shareholder consent to and ratification of the acquisition.

Form 10-Q for Fiscal Quarter Ended May 31, 2006

Controls and Procedures, page 14

3. We note your disclosure that your chief executive and chief financial officer concluded that your disclosure controls and procedures "[a]re effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits with the Securities and Exchange Commission is accumulated and communicated to management…as appropriate to allow timely decisions regarding required disclosure." We also note that the following sentence continues to state that your chief executive and chief financial officer "[c]oncluded that the information required to be disclosed in these filings is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission." It appears that the effectiveness conclusion does not specifically extend to the second part of the definition of disclosure controls and procedures, as disclosed in the second sentence. Accordingly, please revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. See Exchange Act Rule 13a-15(e).

4. Your disclosure does not appear to address Item 308(c) of Regulation S-K. Accordingly, please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting.

5. We note that in the three most recent quarterly reports, as well as in the most recent annual report, your chief executive and chief financial officer concluded that your disclosure controls and procedures were effective. Please tell us the basis for your chief executive and chief financial officer's effectiveness conclusion for each of those periods, given that it was necessary for you to file a Form 12b-25 for each of those reports.

Exhibits 31.1 and 32.1

6. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, paragraph 4(d) does not include the parenthetical language and the introductory language in paragraph 5 does not include the language "of internal control over financial reporting." Please revise your 302 certification to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

7. We note that the 906 certification has not been dated. Please revise accordingly.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer, Esq.
        Duane Morris LLP
        Fax: (619) 744-2201